Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A
(Form Type)

SANUWAVE Health, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$84,297,465	0.00014760	$12,442
Fees Previously Paid	—		—
Total Transaction Valuation	$84,297,465
Total Fees Due for Filing			$12,442
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$12,442

Capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the accompanying proxy statement.

(i)	Title of each class of securities to which the transaction applies: Common stock, par value $0.001 per share (“Common Stock”), of SANUWAVE Health, Inc.

(ii)
 Aggregate number of securities to which the transaction applies: As of the close of business on January 10, 2024, the maximum number of shares of Common Stock to which this transaction applies is estimated to be 2,599,826,175, which consists of:

a.	1,140,559,527 issued and outstanding shares of Common Stock;

b.	219,623,229 shares of Common Stock underlying SANUWAVE Convertible Notes;

c.	1,276,296,611 shares of Common Stock underlying SANUWAVE Warrants; and

d.	16,588,237 shares of Common Stock underlying SANUWAVE Options.

The number of shares of Common Stock underlying SANUWAVE Convertible Notes and SANUWAVE Warrants subject to a SANUWAVE Letter Agreement have been adjusted as follows: (i) the holders of SANUWAVE Convertible Notes will receive, in the form of Common Stock at an exchange ratio of $0.04 per share, the full amount of principal and interest that would be due and payable on such SANUWAVE Convertible Notes as of the applicable maturity date; (ii) the holders of SANUWAVE Warrants with an exercise price of $0.04 per share will receive 0.9 shares of Common Stock per share that are subject to such SANUWAVE Warrants; and (iii) the holders of SANUWAVE Warrants with an exercise price of $0.067 per share will receive 0.85 shares of Common Stock per share that are subject to such SANUWAVE Warrants.

(iii)
 Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): The proposed maximum aggregate value of the transaction was determined by multiplying (i) 7,952,591 shares of Common Stock, which consist of the Merger Consideration of 7,793,000 shares of Class A Common Stock, 49,723 shares of Class A Common Stock estimated to be issuable after Closing upon the exercise of currently out-of-the-money SANUWAVE Options and 109,868 shares of Class A Common Stock estimated to be issuable after Closing upon the exercise of currently out-of-the-money SANUWAVE Warrants, and (ii) $10.60, which is the average of the high and low trading prices of the Class A Common Stock as reported on The Nasdaq Stock Market on January 9, 2024, a date within five business days prior to January 12, 2024.

(iv)	In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction calculated in note (iii) above by 0.00014760.